Exhibit 99.1

Li Bang International Announces Regaining Compliance with Nasdaq Minimum Bid Price Requirement

JIANGYIN, China, Apr. 28, 2026 - Li Bang International Corporation Inc. (“Li Bang International”) and its subsidiaries (collectively, the “Company,” “we,” “us,” “our company,” or “Li Bang”) (Nasdaq: LBGJ), a company engaged in designing, developing, producing, and selling stainless steel commercial kitchen equipment in China, today announced that on April 28, 2026, the Company received a formal notification letter from the Nasdaq Listing Qualifications Department confirming that the Company has regained compliance with the minimum bid price requirement for continued listing on The Nasdaq Stock Market.

Previously on November 7, 2025, Nasdaq notified the Company that its  listed securities failed to maintain a minimum closing bid price of $1.00 per share over the previous 30 consecutive business days, as required by the Nasdaq Listing Rule 5550(a)(2).

The recent notification from Nasdaq indicated that for the 20 consecutive business days from March 30, 2026, to April 27, 2026, the closing bid price of the Company’s Class A Ordinary Shares was at $1.00 per share or greater. Accordingly, the Company has regained compliance with Listing Rule 5550(a)(2), and Nasdaq has stated that this matter is now closed.

About Li Bang International Corporation Inc.

Li Bang International Corporation Inc. specializes in the development, production, and sale of stainless-steel commercial kitchen equipment under its own “Li Bang” brand in China. In addition to its product offerings, the Company provides comprehensive services from early-stage design of commercial kitchen appliances to equipment installation and after-sales maintenance. Committed to innovation and high-quality, the Company uses modern production facilities and mature procedures and strives to become a first-class commercial kitchen appliance manufacturer in China. The Company’s long-term vision is to establish itself as a household name, synonymous with the products it manufactures. For more information, please visit the company’s website at https://ir.libangco.cn.

Forward Looking Statements

Certain statements in this announcement constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may”, “could”, “will”, “should”, “would”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “project” or “continue” or the negative of these terms or other comparable terminology. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s financial results filings with the U.S. Securities and Exchange Commission.

CONTACTS

Li Bang International Corporation Inc.

Investor Relations Department

Email: guanli@libangco.cn

WFS Investor Relations

Email: services@wealthfsllc.com

Phone: +1 628 283 9214